Gym Rat Films LLC

Notes to Financial Statements

Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Advertising Costs

Advertising costs are generally expensed as costs are incurred and are reflected in marketing expense.

General and Administrative

General, and administrative expenses consist of expenses for general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is an LLC and any associated income tax is computed and paid by the members of the business.

Production Costs - ASC 926-20

The company capitalizes direct negative costs incurred in the physical production of the film, as well as allocations of production overhead. Examples of direct negative costs include costs of story and scenario; compensation of cast, directors, producers, extras, and miscellaneous

staff; costs of set construction and operations, wardrobe, and accessories; costs of sound synchronization; rental facilities on location; and postproduction costs such as music, special effects, and editing.

Note 3 – Debt

No current debt.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 – Member's Equity

The company is a multimember LLC which is currently comprised of multiple members. Profit allocations are made in accordance with their pro-rata capital investment.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions

to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration risk: Product

We currently provide a single product offering and do not plan to offer any additional products. If we are not successful in developing, marketing, and distributing the motion picture we may never realize a profit.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our company less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Other

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, pandemics, and labor strikes. Events of this nature could have an impact on both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project. Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one.

Performance on a film often depends on external forces, outside of the control of the company. Receipt of revenue is often tied to third party companies such as sales agents, distributors, and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach the Company as a result of a third-party claiming bankruptcy or refusal to pay.